Filed Pursuant to Rule 253(g)(2)

File No. 024-11140

Fundrise Real Estate Investment Trust, LLC

SUPPLEMENT NO. 6 DATED August 31, 2020

TO THE OFFERING CIRCULAR DATED June 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On August 28, 2020, the Manager of the Company declared a daily distribution of $0.0019178082 per share (the “September 2020 Daily Distribution Amount”) (which equates to approximately 6.97% on an annualized basis calculated at the current rate, assuming a $10.04 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020 (the “September 2020 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the September 2020 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2020. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.